International Royalty Corporation

Consolidated Financial Statements

For the three months ended March 31, 2007

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31, 2007	December 31, 2006

Assets

Current assets
Cash and cash equivalents	$3,532	$11,575
Restricted cash	374	354
Royalties receivable	8,248	7,751
Prepaid expenses and other current assets	570	292

	12,724	19,972

Royalty interests in mineral properties (note 3)	287,621	240,168

Furniture and equipment	149	153

Other assets	1,218	2,438

	$301,712	$262,731

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$1,328	$2,072

Senior secured debentures (note 5)	21,235	22,028

Future income taxes	64,541	64,148

	87,104	88,248

Shareholders’ Equity (note 6)

Common shares
Authorized
Unlimited common shares without par value

Issued
67,285,226 (2006 – 58,008,448) common shares	203,267	166,173

Contributed surplus	7,857	5,985

Retained earnings	3,484	2,325

	214,608	174,483

	$301,712	$262,731

Subsequent events (note 8)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended March 31,
	2007	2006

Royalty revenues	$10,178	$413

Expenses
Amortization	2,124	240
Business development	204	179
General and administrative	1,933	1,132
Impairment of royalty interests in mineral properties	284	316
Royalty taxes	1,941	69

	6,486	1,936

Earnings (loss) from operations	3,692	(1,523)

Other income (expense)
Foreign currency gain (loss)	139	(6)
Interest expense (note 5)	(635)	(568)
Interest income	79	114

	(417)	(460)

Earnings (loss) before income taxes	3,275	(1,983)

Future income tax expense (recovery)	1,110	(546)

Net earnings (loss) for the period	2,165	(1,437)

Retained earnings (deficit) at beginning of period	2,325	(9,353)
Dividends	(1,006)	-

Retained earnings (deficit) at end of period	$3,484	$(10,790)

Basic and diluted earnings (loss) per share	$0.03	$(0.03)

Basic weighted average shares outstanding	62,784,994	57,030,245
Diluted weighted average shares outstanding	64,346,912	57,770,080

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2007	2006

Cash flows from operating activities
Earnings for the period	$2,165	$(1,437)
Items not affecting cash
Depreciation and amortization	2,135	248
Impairment of royalty interest in mineral properties	284	316
Accretion of debenture discount and financing charges	242	216
Future income tax expense (recovery)	1,110	(546)
Non-cash foreign currency (gain) loss	225	(4)
Stock-based compensation expense	340	221

Changes in non-cash working capital
Increase in royalties receivable	(489)	(260)
Increase in prepaid expenses and other current assets	(277)	(37)
Increase in other assets	(29)	-
Decrease in accounts payable and accrued liabilities	(740)	(251)

	4,966	(1,534)

Cash flows from investing activities
Acquisition of royalty interests in mineral properties (note 3)	(49,861)	-
Purchases of furniture and equipment	(7)	(21)
Investments	-	79
Restricted cash	(17)	714
Other assets	(8)	(35)

	(49,893)	737

Cash flows from financing activities
Proceeds from unit offering, net of issuance costs	35,659	-
Proceeds from exercise of warrants	2,231	12
Dividends paid	(1,006)	-

	36,884	12

Decrease in cash and cash equivalents	(8,043)	(785)

Cash and cash equivalents - beginning of period	11,575	12,735

Cash and cash equivalents - end of period	$3,532	$11,950

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2

Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation described in note 2 to the consolidated financial statements for the fiscal year ended December 31, 2006, with the exception of the following guidelines which were adopted effective on January 1, 2007:

Financial Instruments

The Company has adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.  The Company’s investment in New Horizon Uranium (see note 8) will be classified as available for sale, and accordingly will be reported at fair market value.

Comprehensive Income

The Company has adopted CICA Section 1530 - Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company.  Financing charges related to the senior secured debentures of $1,257,000 (net of amortization) at December 31, 2006 ($1,196,000 at March 31, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method.  Under Section 3855, these charges are reported as a reduction of the carrying value of the senior secured debentures, which are being accreted to their maturity value through charges to interest expense over the term of the debentures based on the effective yield method.  The adjustment is reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007.  This change will have no impact on past or future earnings of the Company.

3

Royalty interests in mineral properties (net)

(in thousands of US$)	Balance at December 31, 2006	Acquisitions	Impairments	Amortization	Balance March 31, 2007
Production stage:
Voisey’s Bay Royalty	$220,635	$ -	$ -	$ (1,832)	$218,803
Legacy Sand	-	12,033	-	-	12,033
Southern Cross	1,889			(230)	1,659
Williams Mine	1,130	-	-	(61)	1,069
Other	27	-	-	(1)	26
	223,681	12,033	-	(2,124)	233,590
Development stage:
Pascua	-	37,828	-	-	37,828
Gwalia	3,546	-	-	-	3,546
Meekathara	1,421	-	-	-	1,421
Belahouro	817	-	-	-	817
	5,784	37,828	-	-	43,612
Exploration stage:
Aviat One	2,211	-	-	-	2,211
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Pinson	820	-	-	-	820
Other	5,274	-	(284)	-	4,990
	10,703	-	(284)	-	10,419
	$ 240,168	$ 49,861	$ (284)	$ (2,124)	$ 287,621

Acquisition of Pascua Royalty

On January 10, 2007, IRC concluded the first of two closings on the Pascua Royalty, a sliding-scale royalty on the Pascua gold project in Chile from a private Chilean family. The first closing, for a cash price of $11.4 million, covered approximately one third of the total royalty being purchased. The purchase of the remaining interest for $26 million closed on February 16, 2007.  Including transaction costs, the total acquisition cost of both royalties was $37.8 million.  In addition IRC will make two one-time payments of $4.0 million each if gold prices exceed $550 and $600 per ounce for any six-month period within the first 36 months after commercial production.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

The IRC royalty applies to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The gold royalty is an NSR linear sliding-scale royalty ranging from 0.3375% at a gold price of $325 per ounce or below to 2.25% at a gold price of $800 per ounce. The royalty remains at 2.25% at gold prices above $800 per ounce. The royalty is limited to the first 14 million ounces of gold produced from the Pascua after which the royalty to be obtained in the second closing will revert to the sellers (with respect to the royalty interest obtained in the first closing, IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced).  IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the second closing that would otherwise revert to the original royalty sellers, for up to $4 million.

The copper royalty is a 0.45% NSR royalty beginning in 2017.  In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.  See note 8 with respect to the Company’s acquisition of an additional interest in Pascua subsequent to March 31, 2007.

Acquisition of Legacy Sand Royalty

On March 12, 2007 the Company completed the acquisition of a royalty (the “Royalty”) on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for US$12.0 million. The Royalty is styled as a production payment in its primary term, changing to a two percent of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products beginning in the first quarter of 2007. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or “frac” sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per short ton on the first 500,000 short tons per year produced and sold from the operation during years one through 12. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap.

The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms. The Legacy Royalty has a projected life of more than thirty years.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, however, Western announced that it was unilaterally discontinuing the appeal but would be taking the position, in the circumstances in which the 1.0% royalty was entered into that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada.  Accordingly Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

4

Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.  The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

5

Financial instruments

Fair value

The fair values of the Company’s cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at March 31, 2007 was approximately $23.8 million.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

Interest expense

Details of interest expense were as follows:

	Three Months Ended March 31,
	2007	2006
Accretion of debenture discount and financing charges	$ 242	$ 216
Cash interest expense	393	352

	$ 635	$ 568

6

Shareholders’ equity

Common Shares issued and outstanding were as follows tax impact of share issuance costs:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2006	58,008,448	$ 166,173
Exercise of initial financing warrants	469,042	1,207
Exercise of Williams mine warrants	384,000	988
Exercise of compensation warrants	89,736	68
Offering, net of expenses and tax impact	8,334,000	34,831
Balance at March 31, 2007	67,285,226	$ 203,267

Activity in contributed surplus was as follows:

(in thousands of US$)	Contributed Surplus	Amount
Balance at December 31, 2006	6,044,778	$ 5,985
Exercise of initial financing warrants	(469,042)	(14)
Exercise of Williams mine warrants	(384,000)	(11)
Exercise of compensation warrants	(89,736)	(7)
Offering, net of expenses and tax impact	4,167,000	1,564
Stock-based compensation expense	-	340
Balance at March 31, 2007	9,269,000	$ 7,857

Offering

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000.   The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date.  The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company’s Common Shares of 38%.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

7

Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% to loss before income taxes as follows:

	Three months ended March 31,
	2007	2006

Earnings (loss) before income taxes	$3,275	$(1,983)

Expected income tax expense (recovery)	1,052	(637)
Tax effect of:
Stock-based compensation	109	71
Foreign currency	(45)	2
Resource adjustment	-	18
Other	(7)	-

Actual income tax expense (recovery)	$1,110	$ (546)

8

Subsequent events

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations.  In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU.  On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation).  Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company.  This transaction will be recorded as a gain on the Company’s books in the second quarter of 2007 in the amount of the initial value of the shares as of April 12, 2007.

Acquisition of Additional Pascua Royalty

On May 9, 2007, the Company announced that it has purchased additional interests in the Pascua gold royalty located in Chile for a price of US$15.36 million in cash. A single contingency payment totaling US$2.0 million is payable to the sellers if gold prices exceed US$600 per ounce for any six month period during the first 36 months after the mine is commissioned.  The royalty is limited to 14 million ounces of gold production; however, the Company has the option at the time it makes the contingency payment to acquire the un-purchased exploration potential beyond the 14 million ounces of gold production for an additional US$2.0 million.  The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

The combined Pascua gold royalty is now a linear sliding-scale royalty ranging from 0.45% at a gold price of $300 per ounce or below to 3.00% at a gold price of $800 per ounce. The royalty remains at 3.00% at gold prices above $800 per ounce.

Acquisition of Limpopo Royalties

Subsequent to the end of the first quarter, the Company entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals.  The acquisition cost is US$13.0 million in cash and the transaction is expected to close in late May 2007.

Both royalties apply to Lonmin Plc’s (“Lonmin”) Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.  The first royalty, a 0.704% gross sales royalty applies to the currently producing Phase I project which is forecast to produce between 46,000 and 50,000 ounces of saleable platinum plus an estimated 50,000 ounces of other platinum group metals (“PGMs”) (palladium, rhodium, ruthenium and iridium) during 2007 with a planned ramp-up in 2008-2009 to approximately 72,000 ounces of saleable platinum per year. The second royalty, a 0.704% to 1.00% gross sales royalty applies to the Phase II expansion of the Limpopo operation which Lonmin recently announced in a release dated May 2, 2007 that it has received a positive prefeasibility report.  Phase II is expected to add a further 113,000 platinum ounces plus associated PGMs when the mine operates at a steady state.  A 2011 commissioning of the expansion is expected, with a mine life of at least 15 years.

7